UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41937

PSYENCE BIOMEDICAL LTD.

(Translation of registrant’s name into English)

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE

On April 19, 2026, Psyence Biomedical Ltd. (the “Company”) entered into Amendment No. 3 to the Common Stock Purchase Agreement (the “Amendment”) with White Lion Capital, LLC (“White Lion”), amending the Common Stock Purchase Agreement dated July 25, 2024, as previously amended by Amendment No. 1 on December 20, 2024 and Amendment No. 2 on November 4, 2025 (as amended, the “Purchase Agreement”).

The Amendment adds a new purchase mechanism to the Purchase Agreement pursuant to which the Company may, during the Commitment Period, deliver an “Intraday Purchase Notice” to White Lion, requiring White Lion to purchase a number of common shares of the Company (the “Common Shares”) not to exceed five percent (5%) of the Average Daily Trading Volume (the “Intraday Purchase Notice Limit”). Under the Intraday Purchase mechanism, White Lion must provide written consent to accept an Intraday Purchase Notice within 15 minutes of delivery; failure to do so will render the applicable notice void. The purchase price for shares sold pursuant to an Intraday Purchase Notice is the lowest traded price of the Common Shares during the one (1) hour period following White Lion’s written acceptance (the “Intraday Valuation Period”), subject to a floor price specified in the applicable notice. Settlement of any Intraday Purchase Notice will occur within two (2) Business Days of the applicable acceptance date, with White Lion delivering the applicable purchase amount by wire transfer of immediately available funds.

The Amendment also amends and restates Section 5.1 of the Purchase Agreement to reflect the addition of the Intraday Purchase Notice mechanism, and amends the definition of “Purchase Notice” to include the new Intraday Purchase Notice Form (Exhibit G).

In connection with the Amendment, White Lion has agreed to pay the Company a legal document preparation fee of $22,000 within two (2) Business Days of the Amendment effective date. Except as modified by the Amendment, the Purchase Agreement continues in full force and effect in accordance with its terms.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment No. 3 to Common Stock Purchase Agreement, dated April 19, 2026, by and between Psyence Biomedical Ltd. and White Lion Capital, LLC (filed herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PSYENCE BIOMEDICAL LTD.

Dated: April 20, 2026

/s/ Jody Aufrichtig
Jody Aufrichtig
Chief Executive Officer and Director

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